

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2012

Via E-Mail
Mr. Dennis B. Meulemans
Chief Executive Officer
Addus Homecare Corporation
2401 South Plum Grove Road
Palatine, IL 60067

> Re: **Addus Homecare Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed March 16, 2012**
>   **File No. 001-34504**

Dear Mr. Meulemans:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/Tia L. Jenkins

                              Tia L. Jenkins
                              Senior Assistant Chief Accountant
                              Office of Beverages, Apparel, and
                              Mining